Bellwether Housing

Promissory Note Offering Term Sheet

This term sheet summarizes the principal terms pursuant to which Bellwether Housing, a Washington nonprofit corporation (the "***Company***"), will raise working capital through the sale of unsecured promissory notes (the "***Notes***"). The Company will make available to each investor all information the investor reasonably requests so that the investor can familiarize him/her/itself with the Company's business. To the extent that these terms are inconsistent with the definitive legal documents (the Note), the terms of the Note control. THIS SUMMARY OF TERMS DOES NOT CONSTITUTE A LEGALLY BINDING OBLIGATION. The parties will only become bound to any legal obligations when they both execute the Note and the Company has accepted the investor's subscription.

Company:	Bellwether Housing, a Washington nonprofit corporation.
Interest:	The Notes will bear interest at 2% per annum.
Payments:	The Company will make payments of interest within 15 days of the end of each calendar quarter in an amount equal to the interest due and payable for the immediately preceding calendar quarter (pro rated for partial periods). All accrued and unpaid interest will become due and payable on the Maturity Date (as defined below).
Maturity Date:	The Notes will mature and become due and payable on December 31, 2034 ("***Maturity Date***").
Early Repayment Election:	Each holder of a Note has the option to declare the entire amount of outstanding principal and interest due on a date that is approximately 5 years and 10 years after the first closing, as further described in the Notes.
Minimum Investment:	$500 (waivable at the Company's discretion).
Use of Proceeds:	The proceeds of the offering will be immediately available to the Company for general working capital purposes.
Size of the Offering:	The Company intends to raise $500,000 in the Title III Regulation CF crowdfunding component of its fundraising. The Company reserves the right to raise a greater or lesser amount than this in its sole discretion, up to the maximum amount allowed by law. The Company is also raising funds on the same terms as these in an offering under Rule 506(c) of Regulation D.
Subordination; No Security Interest:	The Notes will be subordinated to any loans made to the Company by banks or similar persons. The Notes are not secured by the assets of the Company.
Closings:	The Company must raise $200,000 in its Title III Reg CF offering before it can accept any of the funds raised in that offering. The Company may hold any number of closings.
Prepayment:	The Company may prepay the notes in whole or in part in its sole discretion.
Governing Law:	Washington in all respects.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE NOTES. EACH INVESTOR SHOULD READ THE FORM OF PROMISSORY NOTE IN ITS ENTIRETY. IN ADDITION, INVESTORS SHOULD CONSULT THEIR TAX AND LEGAL ADVISORS AS TO THE IMPLICATIONS OF AN INVESTMENT IN THE NOTES.